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                      Financial Telecom Limited (USA), Inc.
                   Panama, Calle 52 y Elvira Mendez #6-308 tel
           +507-2695211 China, Shanghai 200021, 300 Hua Hai Zhong Rd,
                            #2405 tel +86-21-63354111


January 13, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549 USA
Mail Stop 4561

To the Attention of:  Mr. S. Jacobs, Accounting Branch Chief

Dear Sir:

We are submitting this correspondence via the EDGAR system in response to a comment letter issued by the Securities and Exchange Commission ("SEC") on December 15, 2005. In connection with that comment letter, the SEC had asked that we amend certain filings, which have been submitted for filing concurrently with letter.

In addition, the comment letter sought certain declarations from the company. As such, we hereby declare and acknowledge the following:

o the company is responsible for the adequacy and accuracy of the disclosure in the filing;
o staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and
o the company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004

ITEM 13. EXHIBITS, PAGE 25

1. The certifications filed as Exhibits 31.1 and 31.2 to Form 10-KSB and the Form 10-QSB's for March 31, June 30, and September 30, 2005, have been revised and filed in the respective amended filings..

FORM 10-QSB FOR THE PERIOD ENDED SEPTEMBER 30, 2005

FINANCIAL STATEMENTS AND NOTES

NOTE 5, STOCKHOLDERS' EQUITY TRANSACTIONS

(b)      STOCK ISSUANCES, PAGE 10

1. In reading APB 18, we note the determination of significant influence is based upon a variety of factors taken as a whole. Based on the factors listed below, we believe we do not exercise significant influence over our investments, for the following reasons:

2. The equity stake is up to 19.5%, which is under the threshold limit suggested by APB 18.

3. The convertible debt is an option, contingent upon whether the investee can be traded eventually on the Pink Sheets or OTCBB. There is considerable uncertainty for this option, as there is no assurance whatsoever the investee can, at some unknown time in the future, meet the trading requirements for either the Pink Sheets or the OTCBB, or indeed become registered.

4. We are entitled under contract to receive a service fee from each investee, payable monthly, on the basis of a retainer. The fee is essentially in lieu of dividends. This is negotiated prior to the consummation of the agreement, at the time when both parties are acting at arms length. The amount of the fee is not a material commitment for the investee. We do not consider such an arrangement to be a significant intercompany transaction.

5.       Other than the service fee, we have no intercompany transactions.


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6.       There is no managerial interchange between our company and the investee.

7. There is no technological dependence between our company and the investee.

8. The shares we own are common shares. There are no other share types issued.

9. The rights we have for the common shares are the same rights all other shareholders receive. We are therefore on equal footing to all other shareholders, in this respect. We have no other voting rights, veto rights, protective, participating, or any other rights.

9. We are entitled to appoint one member to the board of the investee. The board seat gives us a right to be heard at meetings, and to receive timely information. The Chinese reporting standards and practices differ significantly from those in the USA. Without access to information, we would be unable to comply with US reporting standards. However, this right is ineffective as a means to exert significant influence over the operations and finances of any company in our portfolio, for a number of reasons:

         a. We have not appointed anyone to fill any seat, and therefore have had no input into the operations or finances of the investees.

         b. The investees are privately held companies, where one or two shareholders hold the majority of shares up to 81%. The 19% held by us in no way permits us to influence the decisions of the 81% shareholders.

         c.       To date, no investee has called a board meeting.

         d. We are a small company with few staff. Even in the case where we could appoint a staff member, we simply would not have sufficient staff to fill the seats. Nor would any of our staff have the business knowledge required to review the operations of the investees.

10. We have determined that the cost method of accounting is more appropriate and no further discussion is necessary.

11. We note that in future filings, the disclosures required by paragraph 20 of APB 18 and Item 310(b)(iii) of Regulation S-B, as applicable, will be made, as necessary.

12. The fair value of the consideration issued is, in fact, used to determine the cost of the investment. The issue is what constitutes fair value. At the time each investment is acquired, we are dealing at arm's length with the other party, which serves to assure both parties act under market forces. The asset acquired is an equity stake in a privately held company located in China. The market value of the stake is determined by a financial review and by negotiation between the parties. The arm's length relationship prior ensures a fair value is reached for the asset acquired.

We use our common shares as the consideration to acquire portfolio investments. These shares are issued subject to the restrictions under Rule 144. We have no shares that can be issued as freely tradable shares. The Rule 144 restriction seriously impairs the market value of our shares issued under such circumstances. In all cases, the other party seeks a price discount from the average trading price, to compensate him for the financial risks and uncertainties he incurs during the long holding period under Rule 144. The resulting discount, of up to 50%, reflects the risks he assumes. Consequently, the discount becomes part of the fair value of the share consideration, which is negotiated at arm's length and referenced to the average trading price. Accordingly, we have determined the fair market value of the transaction as the net price of the share consideration, which is analogous to what paragraph 23 of SFAS 141 states in that "all aspects of the acquisition, including the negotiations, shall be studied and used as an aid in determining the fair value of securities issued."


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(c) CONDITIONAL STOCK OPTIONS GRANTED TO INDEPENDENT AGENTS, PAGE 10

Agents are paid commissions as and when the registrant receives service fees from the investees. Options are used to provide an incentive to the Agent to maintain investee relations, and are thereby intended to increase the assurance of collecting service fee revenues.

The agency contracts provide for the payment of options by equal annual installments over 3 years, conditional upon the collection of the service fee from the investee. The company's obligation to pay the option is therefore incurred when collection occurs for the year in question. The measurement date (grant date) is the date at which a commitment for performance by the optionee to earn the options is reached. No large disincentives exist for non-performance. The value of the option is calculated using the Black-Scholes model, which becomes the total cost of the option.

There is considerable uncertainty over the collection of the service fee, and therefore over the payment of the options. Accordingly, the periodic cost of the option is recognized in the accounts when the service fee is collected for the year in question. If the annual fee is collected in full, 1/3 of the cost of the option is charged to current period expense, and the shares are issued to the agent. If the annual fee is not collected in full, 1/3 of the total cost expires, and no shares will be issued.

We note that future filings will include expanded disclosure for our accounting policy regarding stock issued to non-employees in exchange for services provided.

FORM 8K FILED ON NOVEMBER 28, 2005

Our auditor of record has declined to stand for re-election effective January 11, 2006, as a result of the MK acquisition. The 8-K financial statements and related pro-forma financial information are not available at this time and we are uncertain as to when we can provide the required statements. The 8-K will be amended at our first earliest opportunity to comply with the SEC Regulations.

The financial statements for MK Aviation for years 2003 and 2004 were prepared under international reporting standards, and have been audited by Ernst and Young (E&Y) in Panama. We had planned to use E&Y in Panama to restate the statements under US GAAP and to have a new audit opinion released under US GAAS, as this seemed the most expedient solution. E&Y in Panama are not registered with the PCAOB, and consequently referred the matter to the E&Y New York office. Unfortunately, due to internal limitations, E&Y cannot provide the audit services requested in the time frame required, nor at a price we can afford. The time needed for E&Y to decide the matter was about one month, and so we have lost at least one month to meet the reporting deadline required for the 8K.

In any case, it does appear we will be unable to meet the reporting deadline required to file the financial statements for the acquisition. We request the SEC direct us to the appropriate person to discuss this matter further.

OTHER: SUBSEQUENT TELEPHONE CONVERSATION

We wish to thank the SEC for permitting us a time extension to prepare this reply, per the telephone conversations held with Mr. Forgione on or about December 21, 2005.

Please let us know if you need further clarification on any of the issues raised above.

Yours truly,

/s/ R. Gorthuis

R. Gorthuis, CFO Shanghai.